Exhibit 99.2

POINTS INTERNATIONAL LTD.
MANAGEMENT'S DISCUSSION AND ANALYSIS

INTRODUCTION

The following management’s discussion and analysis (‘‘MD&A’’) of the performance, financial condition and future prospects of Points International Ltd. and its subsidiaries (which are also referred to herein as “Points” or the “Corporation”) should be read in conjunction with the Corporation’s unaudited interim financial statements (including the notes thereto) for the three and six months ended June 30, 2013 and the Corporation’s Press Release dated August 7, 2013 announcing its second quarter 2013 results. Further information, including Points’ Management’s Discussion and Analysis, Annual Information Form (“AIF”) and Form 40-F for the year ended December 31, 2012, may be accessed at www.sedar.com or www.sec.gov. All financial data herein have been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts herein are in thousands of United States dollars unless otherwise specified. This MD&A is dated as of August 7, 2013.

FORWARD-LOOKING STATEMENTS

This MD&A contains or incorporates forward-looking statements within the meaning of United States securities legislation and forward-looking information within the meaning of Canadian securities legislation (collectively, “forward-looking statements”). These forward-looking statements relate to, among other things, revenue, earnings, changes in costs and expenses, capital expenditures and other objectives, strategic plans and business development goals, and may also include other statements that are predictive in nature, or that depend upon or refer to future events or conditions, and can generally be identified by words such as “may”, “will”, “expects”, “anticipates”, “intends”, “plans”, “believes”, “estimates” or similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These statements are not historical facts but instead represent only Points’ expectations, estimates and projections regarding future events. Certain significant forward-looking statements included in this MD&A include statements regarding: revenue growth and guidance; the size of the Corporation’s pipeline opportunities; evolving the Corporation’s open platform strategy; improving data and transactional capabilities; expected gross margin dollars and percent; the Corporation’s ability to generate cash through normal course operations to fund capital expenditure needs and current operating and working capital requirements, including under current operating leases; payment of milestone payments with respect to China Rewards; and the financial obligations with respect to revenue guarantees.

Although the Corporation believes the expectations reflected in such forward-looking statements are reasonable, such statements are not guarantees of future performance and involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material assumptions are applied in making forward-looking statements and actual results may differ materially from those expressed or implied in such statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in the forward-looking statements. In particular, the financial outlooks herein assume the Corporation will be able to generate new business from its pipeline at expected margins, in-market and newly launched products and services will perform in a manner consistent with the Corporation’s past experience and the Corporation will be able to contain costs. The Corporation’s ability to convert its pipeline of prospective partners and product launches is subject to significant risk and there can be no assurance that the Corporation will launch new partners or new products with existing partners as expected or planned. Other important assumptions, factors, risks and uncertainties are included in the press release announcing the Corporation’s second quarter 2013 financial results, and those described in Points' other filings with applicable securities regulators, including Points’ AIF, Form 40-F, annual and interim management's discussion and analysis, and annual and interim financial statements and the notes thereto. These documents are available at www.sedar.com and www.sec.gov.

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The forward-looking statements contained in this MD&A are made as at the date of this MD&A and, accordingly, are subject to change after such date. Except as required by law, Points does not undertake any obligation to update or revise any forward-looking statements made or incorporated in this MD&A, whether as a result of new information, future events or otherwise.

USE OF NON-IFRS TERMS

The Corporation’s financial statements are prepared in accordance with IFRS. Management uses IFRS and non-IFRS measures, which are defined in the appropriate sections in the body of this MD&A, to better assess the Corporation’s underlying performance and provides this information in this MD&A so that readers may do the same. Readers are cautioned that these terms should not be construed as alternatives to IFRS terms, such as net income, which are determined in accordance with IFRS.

BUSINESS OVERVIEW

Points International Ltd.

Points International Ltd. is a global provider of leading e-commerce solutions for the loyalty rewards industry. The Corporation’s products help the world’s leading loyalty programs increase loyalty member engagement and leverage their online presence in innovative ways. The Corporation delivers e-commerce solutions to loyalty programs on both a private branded and Points’ branded basis. In addition, the Corporation operates the consumer website Points.com, where millions manage their loyalty memberships, learn about new promotions, and exchange points and miles between programs.

Through leading proprietary technology, the Corporation’s e-commerce solutions are utilized by over 45 of the world’s leading loyalty programs, including:

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American Airlines AAdvantage	LANPASS
Southwest Airlines Rapid Rewards	Scandinavian Airlines EuroBonus
British Airways Executive Club	Best Buy Rewards
Virgin Atlantic Flying Club	Lufthansa Miles & More
AF-KLM Flying Blue	Saudi Arabian Airlines Alfursan
Starwood Preferred Guest	Delta Air Lines SkyMiles
Hyatt Gold Passport	American Express Membership Rewards

In 2013, Points expects to deliver over $400 million annually in additional revenue for partners whose loyalty program members number over 500 million. The Corporation’s headquarters are located in Toronto, Canada and its shares are dually listed on the Toronto Stock Exchange (PTS) and on the NASDAQ Capital Market (PCOM).

The Corporation’s revenue is primarily generated by transacting points and miles online. Revenue is principally derived from the sale or transfer of loyalty currencies direct to program members. The Corporation categorizes its revenue in three ways. First, principal revenue includes all principal revenue derived from reseller sales, technology design, development and maintenance revenue, and hosting fees. Under a reseller arrangement, the Corporation takes on a principal role whereby it purchases points and miles from partners at wholesale rates and resells them directly to consumers. In addition, the Corporation may assume additional responsibility when taking a principal role, such as credit and/or inventory risk. Second, other partner revenue is primarily a type of transactional revenue that is realized when the Corporation takes an agency role in the retailing and wholesaling of loyalty currency for loyalty program partners. This also includes other revenue received from partners which are not transactional in nature. Lastly, as part of its operating economics, the Corporation also earns interest income on the cash flows generated by its products and services.

QUARTERLY HIGHLIGHTS

Highlights of operating results for the three months ended June 30, 2013 include:

  Quarterly revenue of $41,924, an increase of $5,595 or 15% over the prior year quarter;

  Quarterly gross margin of $7,409, an increase of $272 or 4% over the prior year quarter (please refer to ‘Revenue, Direct Costs and Gross Margin’ on page 5 for definition and explanation);

  Net income of $218, lower by $1,086 or 83% from the prior year quarter;

  Earnings before interest, taxes, depreciation, amortization and foreign exchange (“EBITDA”) of $1,172, lower by $929 or 44% from the prior year quarter (please refer to ‘EBITDA’ on page 8 for definition and explanation); and

  The Corporation ended the quarter with cash and cash equivalents of $46,646 and no debt.

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SELECTED FINANCIAL INFORMATION

The following information is provided to give a context for the broader comments elsewhere in this report.

	For the three months ended		For the six months ended
(In thousands of US dollars, except per	June 30,	June 30,	June 30,	June 30,
share amounts)	2013	2012	2013	2012
Revenue	$41,924	$36,329	$78,842	$64,367
Gross margin	7,409	7,137	14,068	13,543
Ongoing operating costs	6,237	5,036	12,367	10,325
EBITDA	1,172	2,101	1,701	3,218
Operating income (loss)[1]	348	1,373	(70)	1,874
Net income	$218	$1,304	$170	$1,878
Earnings per share
Basic	$0.01	$0.09	$0.01	$0.12
Diluted	$0.01	$0.09	$0.01	$0.12
Weighted average shares outstanding
Basic	15,202,067	15,142,240	15,187,624	15,110,551
Diluted	15,502,189	15,333,065	15,453,462	15,278,345
Total assets	$73,788	$57,163	$73,788	$57,163
Shareholders' equity	$27,912	$21,515	$27,912	$21,515
[1]

Operating income (loss) is an additional IFRS measure presented in the financial statements, and is defined as Net income (loss) before Income tax expense (recovery). Management presents this additional IFRS measure to provide comparability of the Corporation’s operating income (loss) before the impact of taxes.

BUSINESS RESULTS AND OUTLOOK

Financial results for the first half of 2013 reflect the continued strength of the Buy, Gift and Transfer programs and other loyalty solutions of the Corporation. The Corporation continued to make progress against its operational objectives while delivering strong quarterly revenue and financial results that were in-line or better than expectations.

For the second quarter of 2013, the Corporation recorded a 15% year over year increase in gross revenues, largely driven by incremental contribution of Buy, Gift and Transfer programs of new partners launched over the course of the last twelve months. On a year-to-date basis, revenue increased 22% over the comparable prior year period due to strong organic growth from existing partnerships and the positive contribution from new partners and products launched during the year. In line with the increase in revenues, the Corporation saw strong transactional activity across the platform. For the second quarter of 2013, points and miles transacted totaled 3.9 million, an increase of 12% on a year over year basis, largely reflective of strong marketing and merchandising efforts and the impact of new partner launches during the year.

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Second quarter 2013 EBITDA was $1,172. While this was down 44% on a year over year basis, it reflects a continuation of the strategic investments the Corporation started to make toward the end of 2012. The investments made in the first half of 2013 focused on key talent in the areas of technology services, product development, and marketing, that will expand and continue the innovation of the Corporation’s core business as well as advance its open platform strategy.

To date in 2013, the Corporation successfully brought to market four of its previously announced new partnerships. First, the Corporation launched a partnership with Southwest Airlines, a leading US airline. The partnership with Southwest will, among other things, allow Southwest’s Rapid Rewards Members to Buy, Gift and Transfer Rapid Reward points through the Corporation’s platform. Second, the Corporation launched a partnership with Finnair, a leading Nordic airline. The partnership will allow Finnair’s Plus members to Buy and Gift Finnair Plus points through the Corporation’s platform. Third, the Corporation welcomed Speedway, the fourth largest chain of company-owned and operated gasoline and convenience stores in the United States, as a participating partner on its Corporate Mileage Sales product. Fourth, the Corporation welcomed SVM Fuel Circle Rewards, a global leader in providing innovative gift card solutions for businesses, to its Corporate platform.

The Corporation continues to remain on track to meet 2013 revenue guidance and expects to see revenue growth in the second half of 2013 tied to both the partner and product launches made in 2013 and organic year-over-year growth in existing business. Management also remains focused on long term growth and will continue to make meaningful investments throughout 2013 towards innovating and expanding core business, evolving the open platform strategy, and improving data and transactional capabilities.

RESULTS OF OPERATIONS

REVENUE, DIRECT COSTS AND GROSS MARGIN

Gross margin, defined by management as total revenues less direct costs of principal revenue, is a non-IFRS financial measure which does not have any standardized meaning prescribed by IFRS and is therefore unlikely to be comparable to similar measures presented by other issuers. However, gross margin is viewed by management to be an integral measure of financial performance. Management continues to drive a shift in the Corporation’s revenue mix toward reseller relationships (with higher partner engagement) that are expected to lead to sustained profitability for the Corporation. Combined with a focus on containing operating expenditures, these new deals and products are expected to be accretive to overall profitability.

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Direct cost of principal revenue consists of variable direct costs incurred for principal revenues earned under the reseller model, which include the wholesale cost of loyalty currency paid to partners for the purchase and resale of such currency, and credit card processing fees.

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollar)	2013	2012	2013	2012
Principal revenue	$39,891	$34,208	$74,491	$59,548
Other partner revenue	2,023	2,112	4,327	4,801
Interest revenue	10	9	24	18
Total revenue	41,924	36,329	78,842	64,367
Direct cost of principal revenue	34,515	29,192	64,774	50,824
Gross margin	$7,409	$7,137	$14,068	$13,543
Gross margin %	18%	20%	18%	21%

The Corporation generated quarterly revenue of $41,924 for the three months ended June 30, 2013, an increase of $5,595 or 15% over the same quarter of 2012. The increase in revenue over the prior year quarter was largely due to the impact of new partners launched over the last 12 months. Revenue for the six month period ended June 30, 2012, increased $14,475 or 22% over the comparable prior year period, largely due to the positive contribution of new partners and products launched over the last twelve months.

Principal revenue for the second quarter of 2013 was $39,891, an increase of $5,683 or 17% over the second quarter of 2012. On a year over year basis, the increase in principal revenue was largely driven by the impact of new principal partnerships launched in the second quarter of 2013. Principal revenue for the six month period ended June 30, 2013 increased $14,943 or 25% over the comparable prior year period, largely due to the positive contribution of new partners and products launched over the last twelve months and organic growth from existing partnerships. The majority of revenue growth occurred in principal revenue.

Other partner revenue for the second quarter of 2013 was $2,023, a decrease of $89 or 4% from the second quarter of 2012. The year over year decrease was largely due to the timing of promotional activities.

Gross margin for the second quarter of 2013 was $7,409, an increase of $272 or 4% from the prior year quarter. The increase in gross margin dollars was largely driven by the impact of new partnerships launched over the last twelve months. Gross margin percentage decreased from 20% in the second quarter of 2012 to 18% in the second quarter of 2013, largely due to revenue growth from larger principal partnerships, which typically have an overall lower gross margin percentage. On a year to date basis, gross margin for the six months ended June 30, 2013 increased $525 or 4% over the comparable prior year period. As the Corporation continues to launch larger principal partnerships, it expects to see growth in gross margin dollars coupled with gross margin percentages below 20%.

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ONGOING OPERATING COSTS

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollars)	2013	2012	2013	2012
Employment costs	$4,374	$3,610	$8,869	$7,204
Marketing and communications	307	334	576	700
Technology services	323	157	558	331
Operating expense	1,233	935	2,364	2,090
Total ongoing operating costs	$6,237	$5,036	$12,367	$10,325

Ongoing operating costs are predominantly cash based expenditures and include employment costs, marketing and communications expenditures, technology service costs and operating expenses. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk. To mitigate this exposure, management enters into foreign exchange forward contracts extending out one year to fix the functional currency cost of predictable Canadian dollar expenditures. Ongoing operating costs for the second quarter of 2013 were $6,237, an increase of $1,201 or 24% from the second quarter of 2012. For the six months ended June 30, 2013, ongoing operating costs increased $2,042 or 20% versus the comparable prior year period.

The increase in ongoing operating costs over the prior periods was primarily attributable to an increase in employment costs related to higher head-counts. In addition, technology costs increased from the prior periods mainly due to costs related to IT system activities.

Employment Costs

Employment costs include salaries and bonus, employee share-based compensation expense, contract labour charges, recruiting, benefits and other related taxes and are predominantly incurred in Canadian dollars. Employment costs of $4,374 in the second quarter of 2013 increased $764 or 21% from the second quarter of 2012. For the six months ended June 30, 2013, employment costs increased $1,665 or 23% from the comparable prior year period.

The increase in employment costs over the prior year periods was primarily attributable to an increase in full time equivalents (“FTEs”), which increased from 116 in the second quarter of 2012 to 131 in the second quarter of 2013. Headcount additions made over the last twelve months were primarily focused on additional marketing, technology and product management resources aimed at evolving the Corporation’s open platform strategy and improving data and transactional capabilities. The Corporation will continue to make strategic headcount investments throughout 2013 in these areas as it executes on expanding core products and evolving the open platform strategy.

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Marketing and Communications

Marketing and communications expenditures consist of loyalty program marketing initiatives, placements on contracted loyalty program websites, public relations related costs, and other online marketing and promotional activities. Marketing costs for the second quarter of 2013 decreased $27 or 8% from the second quarter of 2012. For the six months ended June 30, 2013, marketing costs decreased $124 or 18% versus the comparable prior year periods.

The decrease in marketing and communication costs over the prior year periods was primarily attributable to a reduction in third-party costs incurred in prior periods.

Technology Services

Technology expenses include online hosting and managed services, equipment rental and software license fees. Costs of technology services increased $166 or 106% from the second quarter of 2012. For the six months ended June 30, 2013, technology costs increased $227 or 69% from the comparable prior year period.

The increase in technology service costs from prior periods was largely due to costs related to IT system activities.

Operating Expenses

Operating expenses include office overhead, travel expenses, professional fees and other costs associated with operations. Operating expenses for the second quarter of 2013 were $1,233, an increase of $298, or 32% over the second quarter of 2012. For the six months ended June 30, 2013, operating expenses increased $274 or 13% from the prior year period.

The increase over prior periods was primarily driven by costs incurred to support business development in the US and overseas.

EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION, AMORTIZATION, FOREIGN EXCHANGE, AND IMPAIRMENT (“EBITDA”)

EBITDA is a non-IFRS financial measure. Management defines EBITDA as earnings before interest, taxes, depreciation, amortization foreign exchange, and impairment. Management excludes these items because they affect the comparability of the Corporation’s financial results and could potentially distort the analysis of trends in business performance. The term EBITDA does not have any standardized meaning according to IFRS. Other issuers may or may not include foreign exchange and impairment costs in their definition of EBITDA. Therefore, it is unlikely to be comparable to similar measures presented by other issuers.

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Management believes that EBITDA is an important measure because it is a recognizable and understandable measure of the Corporation’s cash utilization or growth, and is a standard often scrutinized by investors in small to mid-capitalization companies. EBITDA is one of the measures used internally to evaluate performance, and employee compensation is based, in part, on achieving EBITDA targets approved by the Board of Directors.

Reconciliation of Operating Income (Loss) to EBITDA

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollars)	2013	2012	2013	2012
Operating income (loss)	$348	$1,373	$(70)	$1,874
Depreciation and amortization	848	699	1,767	1,360
Foreign exchange loss (gain)	(24)	29	4	(16)
EBITDA	$1,172	$2,101	$1,701	$3,218

For the quarter ended June 30, 2013, the Corporation’s EBITDA was $1,172, a decrease of $929 or 44% from the second quarter of 2012. For the six months ended June 30, 2013, EBITDA of $1,701 decreased $1,517 or 47% over the comparable prior year period.

The decrease in EBITDA over the comparable prior year periods was expected, as the Corporation invested a portion of incremental gross margin into strategic headcount investments over the course of 2012 and 2013.

DEPRECIATION, AMORTIZATION, INTEREST AND OTHER EXPENSES

	For the three months ended		For the six months ended
(In thousands of US dollars)	June 30,	June 30,	June 30,	June 30,
	2013	2012	2013	2012
Depreciation and amortization	$848	$699	$1,767	$1,360
Foreign exchange loss (gain)	(24)	29	4	(16)
Interest and other charges	-	-	-	-
Deferred income tax expense (recovery)	130	69	(240)	(4)
Total	$954	$797	$1,531	$1,340

Depreciation and Amortization Expense

Depreciation and amortization expense in the second quarter of 2013 increased $149 or 21% from the second quarter of 2012. For the six months ended June 30, 2013, depreciation and amortization expense increased $407 or 30% over the comparable prior year period. The increase in expense from prior periods is due to capital additions during 2012 and a change from declining balance to straight line amortization for certain assets.

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Foreign Exchange (Gain) Loss

Foreign exchange gains and losses arise from the translation of the Corporation’s balance sheet and expenses. The Corporation holds balances in foreign currencies (e.g. non-US dollar denominated cash, accounts payables and accrued liabilities, and deposits) that give rise to exposure to foreign exchange risk. At period end, non-US dollar balance sheet accounts are translated in accordance with the period-end foreign exchange (“FX”) rate. To the extent that the foreign denominated assets and liabilities are not equal, the net effect after translating the balance sheet accounts is recorded in the income statement.

The Corporation is exposed to foreign exchange risk as a result of transactions in currencies other than its functional currency, the US dollar. The majority of the Corporation’s revenues in 2013 were transacted in US dollars, EUROs and British Pounds. The direct cost of principal revenue is denominated in the same currency as the revenue earned, minimizing the FX exposure related to the EURO and British Pound. Ongoing operating costs are predominantly incurred in Canadian dollars, exposing the Corporation to foreign exchange risk.

As part of the risk management strategy of the Corporation, management enters into foreign exchange forward contracts extending out to one year to reduce the foreign exchange risk with respect to the Canadian dollar and EURO. These contracts have been designated as cash flow hedges. The Corporation does not use derivative instruments for speculative purposes.

For a derivative instrument designated as a cash flow hedge, the effective portion of the derivative’s gain or loss is initially reported as a component of other comprehensive income and is subsequently recognized in income when the hedged exposure affects income. Any ineffective portion of the derivative’s gain or loss is recognized in current income. For the quarter ended June 30, 2013, the Corporation reclassified $13 loss, net of tax, from other comprehensive loss into earnings. The cash flow hedges were highly effective at June 30, 2013. Realized losses from the Corporation’s hedging activities, in 2013, were driven by the appreciation of the U.S. dollar.

For the quarter ended June 30, 2013, the Corporation recorded a foreign exchange gain of $24 compared with a foreign exchange loss of $29 in the second quarter of 2012, primarily driven by a strengthening of the US dollar resulting in realized FX gains. This was partially offset on the translation of the Corporation’s non-US dollar cash reserves resulting in unrealized FX losses.

Income Tax Expense/Recovery

The Corporation is subject to tax in multiple jurisdictions and assesses its taxable income to ensure eligible tax deductions are fully utilized. The Corporation recorded an income tax expense of $130 for the quarter ended June 30, 2013, which largely relates to the reduction of the deferred tax asset, as taxable income was incurred in the second quarter. Income tax recovery of $240 for the six months ended June 30, 2013 relates to a change in estimate of loss carry-forwards that will be utilized in future periods to offset future taxable income.

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NET INCOME AND EARNINGS PER SHARE

	For the three months ended		For the six months ended
(In thousands of US dollars, except per	June 30,	June 30,	June 30,	June 30,
share amounts)	2013	2012	2013	2012
Net income	$218	$1,304	$170	$1,878
Earnings per share
Basic	$0.01	$0.09	$0.01	$0.12
Diluted	$0.01	$0.09	$0.01	$0.12

The Corporation reported net income of $218 for the quarter ended June 30, 2013 compared with a net income of $1,304 for the quarter ended June 30, 2012. Net income for the six months ended June 30, 2013 of $170, down from $1,878 for the comparable prior year period. The decrease in net income over the prior year periods was primarily due to a decrease in EBITDA and higher depreciation and amortization charges partially offset by an increase in gross margins.

The Corporation's basic earnings per share is calculated on the basis of the weighted average number of outstanding common shares for the period, which amounted to 15,202,067 common shares for the quarter ended June 30, 2013, compared with 15,142,240 common shares for the quarter ended June 30, 2012. The Corporation reported basic earnings per share of 0.01 for the second quarter of 2013 compared with basic earnings per share of (0.00) for the first quarter of 2013 and basic earnings per share of $0.09 for the second quarter of 2012.

LIQUIDITY AND CAPITAL RESOURCES

Consolidated Balance Sheet Data as at	June 30,	December 31	June 30,
(In thousands of US dollars)	2013	2012	2012
Cash and cash equivalents	$46,646	$45,108	$32,640
Restricted cash	1,608	3,202	1,617
Funds receivable from payment processors	6,080	10,057	6,759
Security deposits	-	2,780	2,942
Total funds available	54,334	61,147	43,958
Payable to loyalty program partners	40,891	44,912	31,373
NET OPERATING CASH[2]	$13,443	$16,235	$12,585

Total current assets	56,988	63,999	46,579
Total current liabilities	45,303	50,179	34,847
WORKING CAPITAL	$11,685	$13,820	$11,732
[2]

Management defines “Net Operating Cash” as ‘Total Funds Available’ (Cash and cash equivalents, Restricted cash, Funds receivable from payment processors, and Security deposits) less amounts Payable to loyalty program partners. Management believes that this non- IFRS financial measure provides a useful measure of the Corporation’s liquidity. Other issuers may include other items in their definition of ‘Net Operating Cash’. Therefore it is unlikely to be comparable to similar measures presented by other issuers.

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The Corporation’s financial strength is reflected in its balance sheet. As at June 30, 2013, the Corporation continues to remain debt-free with $13,443 of net operating cash (Dec 31, 2012 – $16,235). Net operating cash decreased $2,792 from December 31, 2012, primarily due to the investment in China Rewards ($2,500) and the timing of variable compensation.

The Corporation’s working capital (defined as current assets minus current liabilities) was $11,685 at June 30, 2013 compared to working capital of $13,820 as at December 31, 2012. Working capital decreased as result of the investment the Company made in China Rewards, offset by positive EBITDA generated during the year. Management believes the Corporation is able to generate sufficient cash through normal course operations to fund anticipated capital expenditure needs and current operating and working capital requirements, including the payment of amounts due under current operating leases. The change in cash and cash equivalents is primarily due to the timing of receipt of payments from customers and payments made to partners for transaction points and miles online.

Sources and Uses of Cash

	For the three months ended		For the six months ended
	June 30,	June 30,	June 30,	June 30,
(In thousands of US dollars)	2013	2012	2013	2012
Operating activities	$8,850	$(4,599)	$3,294	$(1,621)
Investing activities	(1,331)	(569)	(1,838)	(876)
Financing activities	(413)	(171)	(225)	198
Effects of exchange rates	(71)	357	307	86
Change in cash and cash equivalents	$7,035	$(4,982)	$1,538	$(2,213)

Operating Activities

Cash flows from operating activities are primarily generated from funds collected from miles and points transacted from the various products and services offered by the Corporation and are reduced by cash payments to loyalty partners and payment of operating expenses. Cash flows from operating activities can fluctuate significantly depending on the timing of promotional activity and partner payments. In the second quarter of 2013, the Corporation experienced an increase in cash inflows due to timing of receipt of payments from select partners promotional activities and a reduction of security deposits held with the Corporation’s payment processors.

Investing Activities

Cash used in investing activities for the quarter ended June 30, 2013 was $1,331 and largely related to the $2,500 investment in China Rewards made during the quarter. This was partially offset by the receipt of a $1,575 letter of credit issuance that was used to facilitate a bridge financing for the China Rewards investment in the fourth quarter of 2012. The Corporation expects to fund the remaining investment commitment, of $2,500, in China Rewards during 2013 based on milestone achievements.

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The Corporation will continue to add technology resources throughout the year that are devoted to developing innovative loyalty products and advancing its open platform strategy. The Corporation will continue to fund all capital expenditures and investments through working capital.

Financing Activities

Cash flows provided by financing activities for the six month period ended June 30, 2013, related to the issuance of capital stock from the exercise of employee stock options and purchases of the Corporation’s own common shares from the open market to fund employee share unit plan. At present, the Corporation does not anticipate raising capital through the issuance of debt or equity.

Contractual Obligations and Commitments

	Total	Year 1	(4)	Year 2	Year 3	Year 4	Year 5+
Operating leases(1)	$3,010	$774		$729	$739	$564	$204
Principal revenue(2)	238,180	57,754		103,897	76,529	-	-
Investment commitment(3)	2,500	2,500		-	-	-	-
	$243,690	$61,028		$104,626	$77,268	$564	$204

(1)	The Corporation is obligated under various non-cancellable operating leases for premises and equipment and service agreements for web hosting services.
(2)	In relation to principal revenue, the Corporation has made contractual guarantees on the minimum value of transactions processed over the term of its agreements with certain loyalty program partners.
(3)

The Corporation has a contractual obligation to make an investment in China Rewards, which is contingent on specific performance milestones being met. Management anticipates the milestones, which have been communicated to the Corporation, to be met in 2013.

(4)	The guarantees, commitments and contingencies schedule is prepared on a rolling 12-month basis.

Operating lease obligations will continue to be funded through working capital. In relation to the reseller model, the Corporation has made contractual commitments on the minimum value of transactions processed over the term of its agreements with certain loyalty program operators. Under this type of guarantee, in the event the sale of miles are less than the guaranteed amounts, the Corporation would be obligated to purchase mileage from the loyalty program partner equal to the value of the revenue commitment shortfall. The Corporation does not anticipate that it will incur any further financial obligations as a result of these revenue guarantees. Accordingly, no amount has been recorded in the consolidated financial statements to date related to these future contractual commitments.

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In the second quarter of 2013, the Corporation completed its first full tranche investment of $2,500 in China Rewards in April 2013. Funding of the remaining tranches are conditional upon specific performance milestones being achieved, based on the planned and scheduled activities that China Rewards has communicated to the Corporation for the balance of the year.

Cash from Exercise of Options

Certain options are due to expire within 12 months from the date of this MD&A. If exercised in full, issued and outstanding common shares will increase by 178,414 shares.

Securities with Near-Term Expiry Dates – Outstanding Amounts as at August 7, 2013 (figures in CAD$).

Security Type	Month of Expiry	Number	Strike Price

Options	August 22, 2013	40,500	18.10
Options	October 8, 2013	3,000	6.00
Options	October 8, 2013	61,339	9.00
Options	December 15, 2013	500	4.10
Options	February 17, 2014	73,075	4.60
Total		178,414

OUTSTANDING SHARE DATA

As of July 29, 2013, the Corporation has 15,214,042 common shares outstanding.

As of the date hereof, the Corporation has outstanding options to acquire up to 705,589 common shares. The options have exercise prices ranging from $3.40 to $19.98 with a weighted average exercise price of $8.11. The expiration dates of the options range from August 22, 2013 to June 13, 2018.

The following table lists the common shares issued and outstanding as at July 29, 2013 and the securities that are currently convertible into common shares along with the maximum number of common shares issuable on conversion or exercise.

	Common Shares	Proceeds
Common Shares Issued & Outstanding	15,214,042
Convertible Securities: Stock options	705,589	CAD$ 6,966,211
Common Shares Issued & Potentially Issuable	15,919,631	CAD$ 6,966,211
Securities Excluded from Calculation:
Options Available to grant from ESOP(1)	568,927
(1)	The number of options available to grant is calculated as the total stock option pool less the number of stock options exercised and the number of outstanding stock options.

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SUMMARY OF QUARTERLY RESULTS

			Basic earnings	Diluted
		Net income	(loss) per share	earnings (loss)
Three month period ended	Total Revenue	(loss)		per share
June 30, 2013	$41,924	$218	$0.01	$0.01
March 31, 2013	$36,918	$(48)	$(0.00)	$(0.00)
December 31, 2012	$40,803	$5,638	$0.37	$0.37
September 30, 2012	$34,339	$746	$0.05	$0.05
June 30, 2012	$36,329	$1,304	$0.09	$0.09
March 31, 2012	$28,038	$574	$0.04	$0.04
December 31, 2011	$32,929	$2,058	$0.14	$0.13
September 30, 2011	$28,807	$1,662	$0.11	$0.11

Revenues on an annual basis have been positively impacted by the increase in number of points and miles transactions for existing partner programs, launch of new programs for existing partners, and addition of new partners.

In fiscal 2013, the Corporation brought to market four new partners. The four new partners launched are expected to help the Corporation continue to grow revenues. The Corporation expects that revenues from existing partners as of fiscal 2012 will remain stable or increase.

The Corporation revenues streams continue to fluctuate from quarter to quarter, primarily due to the timing of partner promotions. Based on historical experience, the Corporation generally experiences an increase in revenues in the second and fourth quarter of the year. On an annual basis, the number of points transacted and revenues are expected to increase primarily due to the launch of new partners.

The net income of the Corporation will fluctuate from quarter to quarter due to the timing of ongoing operating expenses and the timing of partner promotions. In fiscal 2012, and continuing into fiscal 2013, the Corporation has increased head-count and incurred additional costs related to technology service, which have resulted in a decrease in net-income compared to prior quarters. For the quarter-ended December 31, 2012, net income of $5.6M was higher than previous quarters due to the recognition of future tax benefits associated with previously unrecognized deferred tax assets in Canada.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the condensed consolidated interim financial statements for the three months ended June 30, 2013, in accordance with International Accounting Standard 34, Interim Financial Reporting (“IAS 34”), using accounting policies consistent with IFRS, requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. The same accounting policies and methods of computation are followed in the condensed consolidated interim financial statements as compared with the Corporation’s most recent audited consolidated

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financial statements including the notes, for the year ended December 31, 2012. In addition, IFRS 10, Consolidated Financial Statements (“IFRS 10”), IFRS 13, Fair Value Measurement (“IFRS 13”), and IAS 1, Presentation of Financial Statements (“IAS 1”) were adopted by the Corporation in fiscal 2013.

For a detailed discussion regarding the Corporation’s significant accounting policies, application of critical accounting estimates and judgments, and recent accounting pronouncements, see Note 2 and 3 of the condensed consolidated interim financial statements for the three and six months ended June 30, 2013 as well as the Corporation’s audited annual consolidated financial statements for the year ended December 31, 2012.

RISKS AND UNCERTAINTIES

The results of operations and financial condition of the Corporation are subject to a number of risks and uncertainties, and are affected by a number of factors outside of the control of Management. For a detailed discussion regarding the relevant risks and uncertainties, see the Corporation’s annual MD&A for the year ended December 31, 2012. There have been no changes during the quarter ended June 30, 2013.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Corporation is responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting, as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. There have been no changes in the Corporation’s internal control over financial reporting during the quarter ended June 30, 2013 that have materially affected, or are reasonably likely to materially affect, the Corporation’s internal control over financial reporting.

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